Exhibit (d)(6)(iii)

Schedule A to

Sub-Advisory Agreement

Revised as of October 17, 2012

Fund	Annual Fee Rate (stated as a percentage of the Fund’s average daily net assets)	Effective Date
Allianz NFJ Emerging Markets Value Fund	0.65%	12/10/12
Allianz NFJ Global Dividend Value Fund	0.50%	5/27/09
Allianz NFJ International Small-Cap Value Fund	0.65%	6/1/12
Allianz NFJ International Value II Fund	0.50%	9/22/11

[Signature page follows.]

[Schedule A to Sub-Advisory Agreement]

IN WITNESS WHEREOF, ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC and NFJ INVESTMENT GROUP LLC have each caused this Schedule A to Sub-Advisory Agreement to be signed in its behalf by its duly authorized representative, as of the date first above written.

ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC

By:	/s/ Brian S. Shlissel
Name:	Brian S. Shlissel
Title:	Managing Director

NFJ INVESTMENT GROUP LLC

By:	/s/ Charles H. Field
Name:	Charles H. Field
Title:	Managing Director

[Schedule A to Sub-Advisory Agreement – Signature Page]